UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Jennifer W. Steans

Financial Investments Corporation

50 East Washington Street, Suite 400

Chicago, Illinois 60602

(312) 494-4513

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106

1	Names of Reporting Persons Harrison I. Steans

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,213,672

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,213,672

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,213,672

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.5%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Jennifer W. Steans

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 363,888

	8	Shared Voting Power 1,515,366

	9	Sole Dispositive Power 363,888

	10	Shared Dispositive Power 1,515,366

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,879,254

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.3%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Charles E. Brinley

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,019

	8	Shared Voting Power 448,443

	9	Sole Dispositive Power 26,019

	10	Shared Dispositive Power 448,443

11	Aggregate Amount Beneficially Owned by Each Reporting Person 474,462

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Margot M. Brinley

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 201,893

	8	Shared Voting Power 272,569

	9	Sole Dispositive Power 201,893

	10	Shared Dispositive Power 272,569

11	Aggregate Amount Beneficially Owned by Each Reporting Person 474,462

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Justin W. Daab

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,871

	8	Shared Voting Power 384,368

	9	Sole Dispositive Power 7,871

	10	Shared Dispositive Power 384,368

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,239

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Leonard A. Gail

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 211,972

	8	Shared Voting Power 1,588,103

	9	Sole Dispositive Power 211,972

	10	Shared Dispositive Power 1,588,103

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,075

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Amy M. Heinrich

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 116,842

	8	Shared Voting Power 246,550

	9	Sole Dispositive Power 116,842

	10	Shared Dispositive Power 246,550

11	Aggregate Amount Beneficially Owned by Each Reporting Person 363,392

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Benjamin J. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,264

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,264

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,264

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Maxine M. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,275,485

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,275,485

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,275,485

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.3%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Peter M. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,264

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,264

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,264

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Thomas B. Hunter III

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 466,935

	8	Shared Voting Power 808,550

	9	Sole Dispositive Power 466,935

	10	Shared Dispositive Power 808,550

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,275,485

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.3%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Thomas B. Hunter IV

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 144,919

	8	Shared Voting Power 147,087

	9	Sole Dispositive Power 144,919

	10	Shared Dispositive Power 147,087

11	Aggregate Amount Beneficially Owned by Each Reporting Person 292,006

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Thomas R. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,336

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,336

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Tscharner D. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,336

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,336

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Willard M. Hunter

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 86,094

	8	Shared Voting Power 153,351

	9	Sole Dispositive Power 86,094

	10	Shared Dispositive Power 153,351

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,445

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons James P. Kastenholz

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 89,792

	8	Shared Voting Power 1,789,462

	9	Sole Dispositive Power 89,792

	10	Shared Dispositive Power 1,789,462

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,879,254

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.3%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Adeline M. Morrison

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 99,272

	8	Shared Voting Power 235,703

	9	Sole Dispositive Power 99,272

	10	Shared Dispositive Power 235,703

11	Aggregate Amount Beneficially Owned by Each Reporting Person 334,975

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Harold M. Morrison

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 225,516

	8	Shared Voting Power 109,459

	9	Sole Dispositive Power 225,516

	10	Shared Dispositive Power 109,459

11	Aggregate Amount Beneficially Owned by Each Reporting Person 334,975

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Helen H. Morrison

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 311,470

	8	Shared Voting Power 246,550

	9	Sole Dispositive Power 311,470

	10	Shared Dispositive Power 246,550

11	Aggregate Amount Beneficially Owned by Each Reporting Person 558,020

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Lois L. Morrison

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 137,818

	8	Shared Voting Power 254,421

	9	Sole Dispositive Power 137,818

	10	Shared Dispositive Power 254,421

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,239

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Leo A. Smith

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,753,390

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,753,390

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,753,390

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Heather A. Steans

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 354,610

	8	Shared Voting Power 1,398,780

	9	Sole Dispositive Power 354,610

	10	Shared Dispositive Power 1,398,780

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,753,390

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person IN

CUSIP No. 876851106

1	Names of Reporting Persons Robin M. Steans

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 189,323

	8	Shared Voting Power 1,610,752

	9	Sole Dispositive Power 189,323

	10	Shared Dispositive Power 1,610,752

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,075

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%

14	Type of Reporting Person IN

This Amendment No. 8 to Schedule 13D is being filed to amend the Schedule 13D originally filed by Harrison I. Steans and Jennifer W. Steans (collectively, the “Original Reporting Persons”) on October 2, 2008, as amended by Amendment No. 1 thereto filed on December 10, 2009, Amendment No. 2 thereto filed on June 4, 2010, Amendment No. 3 thereto filed on August 9, 2010, Amendment No. 4 thereto filed by the Original Reporting Persons and those additional reporting persons identified therein (collectively, the “Amendment No. 4 Reporting Persons”) on February 14, 2011, Amendment No. 5 thereto filed by the Amendment No. 4 Reporting Persons and those additional reporting persons identified therein (collectively, the “Reporting Persons”) on April 6, 2011, Amendment No. 6 thereto filed on December 9, 2011 and Amendment No. 7 thereto filed on January 31, 2012 (the Schedule 13D, as so amended, the “Schedule 13D”), related to the common stock, par value $.01 per share (the “Common Stock”), of Taylor Capital Group, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 9550 West Higgins Road, Rosemont, Illinois 60018. As described herein, the primary purposes of this Amendment No. 8 are to supplement the Schedule 13D with information regarding: (i) the effects of certain adjustments to, and mandatory exercises of, various warrants held by certain of the Reporting Persons; and (ii) the execution of certain agreements by the Original Reporting Persons in conjunction with the proposed acquisition of the Issuer by MB Financial, Inc., a Maryland corporation (“MB Financial”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

As previously reported in the Schedule 13D, in conjunction with certain transactions occurring in 2008 and 2010, certain of the Reporting Persons became the beneficial owners of various warrants to purchase shares of Common Stock.  Specifically, the Schedule 13D previously reported that:

•                  On September 29, 2008, certain of the Reporting Persons became the beneficial owners of a warrant (the “FIC Warrant”) that was issued in conjunction with a management services agreement entered into between the Issuer and Financial Investments Corporation, an entity affiliated with certain of the Reporting Persons (“FIC”).  The original terms of the FIC Warrant entitled FIC to purchase 500,000 shares of Common Stock at an exercise price of $20.00 per share.  Further information with respect to the Reporting Persons’ beneficial ownership of the FIC Warrant may be found in Item 5 hereof.

•                  On September 29, 2008, certain of the Reporting Persons became the beneficial owners of warrants (the “Warrants (2008)”) that were issued in conjunction with a private placement of 10% subordinated notes of the Issuer’s bank subsidiary on such date.  The original terms of the Warrants (2008) entitled the holders thereof to purchase an aggregate 30,000 shares of Common Stock at an exercise price of $10.00 per share.  Further information with respect to the Reporting Persons’ beneficial ownership of the Warrants (2008) may be found in Item 5 hereof.

•                  On May 28, 2010, certain of the Reporting Persons became the beneficial owners of warrants (the “Warrants (2010),” and, together with the FIC Warrant and the Warrants (2008), the “Warrants”) that were issued in conjunction with a private placement of 8% subordinated notes of the Issuer on such date.  The original terms of the Warrants (2010) entitled the holders thereof to purchase an aggregate 209,150 shares of Common Stock at an exercise price of $12.28 per share.  Further information with respect to the Reporting Persons’ beneficial ownership of the Warrants (2010) may be found in Item 5 hereof.

Pursuant to the terms of each series of the Warrants, in conjunction with certain preferred stock dividends declared by the Issuer in 2012 (the “Stock Dividends”), the number of shares of Common Stock issuable pursuant to each series of the Warrants was increased and the exercise price of each series of the Warrants was decreased.  The effects of these adjustments, which have not previously been reported in the Schedule 13D, are as follows:

•                  The number of shares of Common Stock issuable upon exercise of the FIC Warrant beneficially owned by the Reporting Persons was increased to 505,479 and the exercise price was decreased to $19.78.

•                  The number of shares of Common Stock issuable upon exercise of the Warrants (2008) beneficially owned by the Reporting Persons was increased to 30,332 and the exercise price was decreased to $9.89.

•                  The number of shares of Common Stock issuable upon exercise of the Warrants (2010) beneficially owned by the Reporting Persons was increased to 211,387 and the exercise price was decreased to $12.15.

Additionally, as discussed in greater detail in Item 4, which such information is incorporated by reference into this Item 3, on May 25, 2012 and June 28, 2013, the Issuer consummated the Mandatory Exercises (as defined in Item 4), pursuant to which each of the Warrants (2008) and Warrants (2010) outstanding on such dates, respectively, were converted into shares of Common Stock in accordance with the terms of such Warrants.  The number of shares of Common Stock acquired by each Reporting Person as a result of the Mandatory Exercises is reported in the footnotes to such Reporting Person’s beneficial ownership of Common Stock reported in Item 5 hereof.  The Reporting Persons did not expend any additional funds to acquire shares of Common Stock issued pursuant to the Mandatory Exercises, as the Mandatory Exercises were completed on a cashless basis.  Further, because the Mandatory Exercises were completed on a cashless basis, the number of shares of Common Stock issued to the Reporting Persons pursuant to the Mandatory Exercises was fewer than: (i) the adjusted number of shares of Common Stock issuable pursuant to such Warrants immediately prior to the Mandatory Exercises; and (ii) the number of shares that was previously reported in Item 5 of the Schedule 13D as underlying such Warrants.  Consequently, the aggregate number of number of shares of Common Stock beneficially owned by the Reporting Persons reported in Item 5 herein is also less than had previously been reported in the Schedule 13D.

ITEM 4.   PURPOSE OF THE TRANSACTION

Item 4 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

The Issuer has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated July 14, 2013, with MB Financial, which provides that, upon the terms and subject to the conditions set forth therein, the Issuer will merge with and into MB Financial (the “Merger”), with MB Financial as the surviving corporation in the Merger. Immediately following the Merger, the Issuer’s wholly owned subsidiary bank, Cole Taylor Bank, will merge with MB Financial’s wholly owned subsidiary bank, MB Financial Bank, N.A. (“MB Financial Bank”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock and each share of Nonvoting Preferred Stock, par value $0.01 per share, of the Issuer (“Issuer Nonvoting Preferred Stock”) will be converted into the right to receive, promptly following the Effective Time: (i) 0.64318 of a share of the common stock, par value $0.01 per share, of MB Financial; and (ii) $4.08 in cash. All “in-the-money” Issuer stock options and warrants outstanding immediately prior to the Effective Time will be canceled in exchange for a cash payment as provided in the Merger Agreement, as will all then-outstanding unvested restricted stock awards of the Issuer (the “Cancellation”); however, the cash consideration paid for such restricted stock awards will remain subject to vesting or other lapse restrictions. Each share of the Issuer’s Perpetual Non-Cumulative Preferred Stock, Series A, will be exchanged for a share of a series of MB Financial preferred stock with substantially identical terms. The Merger Agreement provides that any shares of the Issuer’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, that are not repurchased or redeemed by the Issuer prior to the Merger will be converted into shares of a series of MB Financial preferred stock with substantially identical terms and redeemed by MB Financial at or promptly after the Effective Time.

The Merger Agreement contains customary representations and warranties from both MB Financial and the Issuer, and each party has agreed to customary covenants, including, among others, covenants relating to: (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, including, in the case of the Issuer, specific forbearances with respect to its business activities; (ii) its obligation to call a meeting of its stockholders to approve the Merger Agreement, and, subject to certain exceptions, to recommend that its stockholders approve the Merger Agreement; and (iii) its non-solicitation obligations relating to alternative acquisition proposals.

The completion of the Merger is subject to customary closing conditions, including approval of the Merger Agreement by the Issuer’s and MB Financial’s stockholders and the receipt of required regulatory approvals. In addition, it is a condition to MB Financial’s obligation to complete the Merger that the shares of Common Stock and Issuer Nonvoting Preferred Stock whose holders have perfected appraisal rights under Delaware law represent less than nine percent of the total number of outstanding shares of Common Stock and Issuer Nonvoting Preferred Stock. The Merger is expected to be completed in the first half of 2014.

The Merger Agreement provides certain termination rights for both MB Financial and the Issuer and further provides that a termination fee of $20,000,000 will be payable by either MB Financial or the Issuer, as applicable, upon termination of the Merger Agreement under certain circumstances as specified therein.

Simultaneously with the execution of the Merger Agreement, MB Financial and MB Financial Bank entered into an employment agreement with Mark A. Hoppe, the current President and Chief Executive Officer of the Issuer and Cole Taylor Bank, under which Mr. Hoppe will serve as President and Chief Executive Officer of MB Financial Bank effective upon completion of the Merger if Mr. Hoppe is employed by the Issuer immediately prior to the Effective Time. Also, pursuant to the Merger Agreement, Issuer directors Jennifer W. Steans, who is also a Reporting Person, and C. Bryan Daniels will become directors of MB Financial upon completion of the Merger.

Each of the directors and executive officers of MB Financial and certain directors of the Issuer, including the Original Reporting Persons, have executed Voting and Support Agreements (the “Voting Agreements”) pursuant to which they have agreed to vote their shares in favor of the Merger Agreement.  Specifically, pursuant to the Voting Agreements, the Original Reporting Persons have agreed: (i) unless the Issuer’s board of directors ceases to maintain its recommendation to the Issuer’s stockholders that such stockholders vote in favor of approval or adoption of the Merger Agreement and/or the Merger, to be present (in person or by proxy) at all meetings of the Issuer’s stockholders called to vote for approval or adoption of the Merger Agreement and/or the Merger and any other actions in furtherance thereof so that all shares of Common Stock over which the Original Reporting Persons or a member of their respective immediate families (as described in the Voting Agreements) has, directly or indirectly, sole or shared voting power as of the voting record date(s) for such meetings will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such shares in favor of approval or adoption of the Merger Agreement (including any amendments or modifications of the terms thereof approved by the Issuer’s board of directors) and/or the Merger and any other actions in furtherance thereof; and (ii) generally not to sell, transfer or otherwise dispose of shares of Common Stock representing more than 25% of the shares of Common Stock beneficially owned by the Original Reporting Persons as of the date of the Voting Agreement until after the approval or adoption of the Merger Agreement and/or the Merger by the Issuer’s stockholders.

Additionally, in conjunction with the execution of the Merger Agreement, the Issuer entered into a letter agreement (the “Letter Agreement”), dated July 14, 2013, with FIC pursuant to which FIC: (i) acknowledged that the terms of the Merger Agreement require the Cancellation; and (ii) agreed to the terms of such Cancellation, despite the fact that the original terms of the FIC Warrant would otherwise require that MB Financial issue a replacement warrant for the FIC Warrant which would provide for the issuance of stock of MB Financial on approximately the same terms and conditions and with approximately the same value as the FIC Warrant.

In a separate matter, on June 28, 2013, pursuant to the terms of the Warrants (2010), the Warrants (2010) were mandatorily converted into shares of Common Stock on a cashless basis at the Issuer’s election (the “Mandatory Exercise (2010)”). Accordingly, each of the Warrants (2010) beneficially owned by a Reporting Person converted into such number of shares of Common Stock as was equal to the number of shares of Common Stock originally issuable pursuant to the terms of such Warrant (2010) and previously reported in the Schedule 13D (the “Original Warrant Shares (2010)”) multiplied by: (i) an adjustment factor to account for the effects of the Stock Dividends; and (ii) the conversion factor specified in the terms of the Warrants (2010) for use in such a cashless conversion (such number of shares of Common Stock issued, the “Issued Warrant Shares (2010)”).

In an additional separate matter, on May 25, 2012, pursuant to the terms of the Warrants (2008), the Warrants (2008) were mandatorily converted into shares of Common Stock on a cashless basis at the Issuer’s election (the “Mandatory Exercise (2008),” and, together with the Mandatory Exercise (2010), the “Mandatory Exercises”).  Accordingly, each of the Warrants (2008) beneficially owned by a Reporting Person converted into such number of shares of Common Stock as was equal to the number of shares of Common Stock originally issuable pursuant to the terms of such Warrant (2008) and previously reported in the Schedule 13D (the “Original Warrant Shares (2008)”) multiplied by: (i) an adjustment factor to account for the effects of the Stock Dividends; and (ii) the conversion factor specified in the terms of the Warrants (2008) for use in such a cashless conversion (such number of shares of Common Stock issued, the “Issued Warrant Shares (2008),” and, together with the Issued Warrant Shares (2010), the “Issued Warrant Shares”).

Except as otherwise indicated herein or as contemplated by the Merger Agreement, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. As previously disclosed, however, each Reporting Person may, at any time and from time to time, review or reconsider its, his or her position and/or change its, his or her purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

(a) - (b) The following table sets forth for each of the Reporting Persons: (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on August 9, 2013; and (ii) the percentage of the outstanding Common Stock that such number represents.  Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power, as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security. As indicated in the footnotes notes below, several of the Reporting Persons share voting or investment power over certain shares.  The full amount of shares over which each Reporting Person has shared investment or voting power is reported for each Reporting Person sharing such power. Therefore, certain shares are reflected as being beneficially owned by multiple Reporting Persons.  The applicable percentage ownership for each person listed below is based upon the sum of: (i) 29,310,390 shares of Common Stock outstanding as of July 31, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the three months ended June 30, 2013 filed with the SEC on August 2, 2013; (ii) 23,248 additional Issued Warrant Shares (2010) remaining to be issued at July 31, 2013; and (iii) the shares of Common Stock subject to FIC Warrant beneficially owned by the appropriate Reporting Persons.

	Common Shares Beneficially Owned
Reporting Person	Common Shares		FIC Warrants (1)	Total	Percent
Harrison I. Steans	2,213,672	(2)	—	2,213,672	7.5%
Jennifer W. Steans	1,373,775	(3)	505,479	1,879,254	6.3%
Charles E. Brinley	474,462	(4)	—	474,462	1.6%
Margot M. Brinley	474,462	(4)	—	474,462	1.6%
Justin W. Daab	392,239	(5)	—	392,239	1.3%
Leonard A. Gail	1,294,596	(6)	505,479	1,800,075	6.0%
Amy M. Heinrich	363,392	(7)	—	363,392	1.2%
Benjamin J. Hunter	6,264		—	6,264	*
Maxine M. Hunter	1,275,485	(8)	—	1,275,485	4.3%
Peter M. Hunter	6,264		—	6,264	*
Thomas B. Hunter III	1,275,485	(8)	—	1,275,485	4.3%
Thomas B. Hunter IV	292,006	(9)	—	292,006	1.0%
Thomas R. Hunter	3,336		—	3,336	*
Tscharner D. Hunter	3,336		—	3,336	*
Willard M. Hunter	239,445	(10)	—	239,445	*
James P. Kastenholz	1,373,775	(3)	505,479	1,879,254	6.3%
Adeline S. Morrison	334,975	(11)	—	334,975	1.1%
Harold M. Morrison	334,975	(11)	—	334,975	1.1%
Helen H. Morrison	558,020	(12)	—	558,020	1.9%
Lois L. Morrison	392,239	(5)	—	392,239	1.3%
Leo A. Smith	1,247,911	(13)	505,479	1,753,390	5.9%
Heather A. Steans	1,247,911	(13)	505,479	1,753,390	5.9%
Robin M. Steans	1,294,596	(6)	505,479	1,800,075	6.0%

*                 Indicates that the Reporting Person owns less than one percent of the Issuer’s Common Stock.

(1)         Comprised of 505,479 shares of Common Stock issuable upon exercise of the FIC Warrant at an exercise price of $19.78 per share, over which Jennifer W. Steans (the spouse of Mr. Kastenholz), Heather A. Steans (the spouse of Mr. Smith) and Robin M. Steans (the spouse of Mr. Gail) have shared investment and voting power.  As described in Item 3 herein, the FIC Warrant was previously reported as representing the right to purchase 500,000 shares of Common Stock at $20.00.  The increase in shares issuable upon exercise and decrease in exercise price of the FIC Warrant is the result of certain adjustments made to such amounts as a result of the Stock Dividends pursuant to the terms of the FIC Warrant.  Further, as described in Item 4 herein, pursuant to the Merger Agreement and the Letter Agreement, the FIC Warrant will be canceled in exchange for a cash payment in conjunction with the consummation of the Merger.

(2)         Includes 20,413 Issued Warrant Shares (2010), previously reported as 67,100 Original Warrant Shares (2010).

(3)         Comprised of shares held as follows: (i) 43,786 shares of Common Stock beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust (including 144 Issued Warrant Shares (2010), previously reported as 475 Original Warrant Shares (2010)); (ii) 89,792 shares of Common Stock beneficially owned by Mr. Kastenholz individually (including 714 Issued Warrant Shares (2010), previously reported as 2,350 Original Warrant Shares (2010)); (iii) 393,897 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iv) 26,794 shares of Common Stock beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans) (including 760 Issued Warrant Shares (2010), previously reported as 2,500 Original Warrant Shares (2010)); (v) 363,888 shares of Common Stock beneficially owned by Ms. Steans individually (including 2,137 Issued Warrant Shares (2010), previously reported as 7,025 Original Warrant Shares (2010)); (vi) 188,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC, of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; and (vii) 267,618 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees (including 3,802 Issued Warrant Shares (2010), previously reported as 12,500 Original Warrant Shares (2010)). In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv), (vi) and (vii) hereof, and Mr. Kastenholz disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv), (v), (vi) and (vii) hereof.

(4)         Comprised of shares held as follows: (i) 201,893 shares of Common Stock beneficially owned by Margot M. Brinley (the spouse of Charles E. Brinley) individually (including 1,422 Issued Warrant Shares (2010), previously reported as 4,675 Original Warrant Shares (2010)); (ii) 26,019 shares of Common Stock beneficially owned by Mr. Brinley individually; and (iii) 246,550 shares of Common Stock held by Foursquare Investments, LLC, of which Ms. Brinley is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Brinley disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Mr. Brinley disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof.

(5)         Comprised of shares held as follows: (i) 137,818 shares of Common Stock beneficially owned by Lois L. Morrison (the spouse of Justin W. Daab) individually (including 91 Issued Warrant Shares (2010), previously reported as 300 Original Warrant Shares (2010)); (ii) 7,871 shares of Common Stock beneficially owned by Mr. Daab individually (including 380 Issued Warrant Shares (2010), previously reported as 1,250 Original Warrant Shares (2010)); and (iii) 246,550 shares of Common Stock held by Foursquare Investments, LLC, of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Mr. Daab disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof, and Ms. Morrison disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.

(6)         Comprised of shares held as follows: (i) 43,786 shares of Common Stock beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust (including 144 Issued Warrant Shares (2010), previously reported as 475 Original Warrant Shares (2010)); (ii) 393,897 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iii) 189,323 shares of Common Stock beneficially owned by Ms. Steans individually (including 1,429 Issued Warrant Shares (2010), previously reported as 4,700 Original Warrant Shares (2010)); (iv) 188,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC, of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; (v) 211,972 shares of Common Stock beneficially owned by Mr. Gail individually (including 1,422 Issued Warrant Shares (2010), previously reported as 4,675 Original Warrant Shares (2010)); and (vi) 267,618 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees (including 3,802 Issued Warrant Shares (2010), previously reported as 12,500 Original Warrant Shares (2010)). In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii),

(iv) and (vi) hereof, and Ms. Steans disclaims ownership of the shares described in clauses (i), (ii), (iv), (v) and (vi) hereof.

(7)         Comprised of shares held as follows: (i) 116,842 shares of Common Stock beneficially owned by Ms. Heinrich individually; and (ii) 246,550 shares of Common Stock held by Foursquare Investments, LLC, of which Ms. Heinrich is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Heinrich disclaims beneficial ownership of the shares described in clause (ii) hereof.

(8)         Comprised of shares held as follows: (i) 466,935 shares of Common Stock beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually (including 6,654 Issued Warrant Shares (2010), previously reported as 21,875 Original Warrant Shares (2010)); (ii) 781,463 shares of Common Stock beneficially owned by Mr. Hunter as trustee of the Hunter 2012 Annuity Trust; and (iii) 27,087 shares of Common Stock held by the Hunter Family Foundation, over which Thomas B. Hunter III and Maxine M. Hunter are two of four co-trustees (including 4,483 Issued Warrant Shares (2008), previously reported as 15,000 Original Warrant Shares (2008), and 7,604 Issued Warrant Shares (2010), previously reported as 25,000 Original Warrant Shares (2010)). In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof and Ms. Hunter disclaims beneficial ownership of the shares described in clauses (i), (ii) and (iii) hereof.

(9)         Comprised of shares held as follows: (i) 144,919 shares of Common Stock beneficially owned by Mr. Hunter individually (including 380 Issued Warrant Shares (2010), previously reported as 1,250 Original Warrant Shares (2010)); (ii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees; and (iii) 27,087 shares of Common Stock held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees (including 4,483 Issued Warrant Shares (2008), previously reported as 15,000 Original Warrant Shares (2008), and 7,604 Issued Warrant Shares (2010), previously reported as 25,000 Original Warrant Shares (2010)). In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.

(10)  Comprised of shares held as follows: (i) 86,094 shares of Common Stock held by Mr. Hunter directly; (ii) 6,264 shares held by Mr. Hunter, as custodian for Willard K. Hunter (the son of Mr. Hunter); (iii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees; and (iv) 27,087 shares of Common Stock held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees (including 4,483 Issued Warrant Shares (2008), previously reported as 15,000 Original Warrant Shares (2008), and 7,604 Issued Warrant Shares (2010), previously reported as 25,000 Original Warrant Shares (2010)). In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clauses (ii), (iii) and (iv) hereof.

(11)  Comprised of shares held as follows: (i) 225,516 shares beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually (including 3,354 Issued Warrant Shares (2010), previously reported as 11,025 Original Warrant Shares (2010)); (ii) 99,272 shares of Common Stock beneficially owned by Ms. Morrison individually (including 1,931 Issued Warrant Shares (2010), previously reported as 6,350 Original Warrant Shares (2010)); and (iii) 10,187 shares of Common Stock held by the Harold M. and Adeline S. Morrison Family Foundation of which Mr. and Ms. Morrison are co-trustees (including 4,483 Issued Warrant Shares (2008), previously reported as 15,000 Original Warrant Shares (2008), and 5,704 Issued Warrant Shares (2010), previously reported as 18,750 Original Warrant Shares (2010)). In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof and Mr. Morrison disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.

(12)  Comprised of shares held as follows: (i) 311,470 shares of Common Stock beneficially owned by Ms. Morrison individually (including 2,137 Issued Warrant Shares (2010), previously reported as 7,025 Original Warrant Shares (2010)); and (ii) 246,550 shares of Common Stock held by Foursquare Investments, LLC, of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.

(13)  Comprised of shares held as follows: (i) 43,786 shares of Common Stock beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust (including 144 Issued Warrant Shares (2010), previously reported as 475 Original Warrant Shares (2010)); (ii) 393,897 shares of Common Stock held by PCB Limited Partnership, of which Ms. Steans is one of three general partners; (iii) 354,610 shares of Common Stock beneficially owned by Ms. Steans individually (including 2,851 Issued Warrant Shares (2010), previously reported as 9,375 Original Warrant Shares (2010)); (iv) 188,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC, of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; and (v) 267,618 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees (including 3,802 Issued Warrant Shares (2010), previously reported as12,500 Original Warrant Shares (2010)). In accordance with Rule 13d-4, Mr. Smith disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv) and (v) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv), and (v) hereof.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. If, however, the Reporting Persons were considered to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act, the resultant group would be considered to be the beneficial owner of an aggregate of 7,971,803 shares of Common Stock, or approximately 26.72% of the Common Stock outstanding.

Certain employees of FIC and affiliated entities of such persons beneficially own shares of Common Stock. None of the Reporting Persons has or shares voting or investment control over any of such persons or any of such entities or has any agreements with any of such persons or any of such entities with respect thereto, and each of the Reporting Persons disclaims beneficial ownership of such shares.

(c)  No Reporting Person has effected any transaction with respect to any Issuer securities in the past 60 days.  As discussed in Items 3 and 4 herein, as of June 28, 2013, certain of the Reporting Persons acquired beneficial ownership of shares of Common Stock pursuant to the Mandatory Exercise (2010), the acquisition of which was solely the result of the Issuer’s election to exercise its right to cashlessly convert the Warrants (2010) held by such Reporting Persons.  Because the Mandatory Exercise (2010) was completed on a cashless basis, the number of Issued Warrant Shares (2010) issued to the Reporting Persons was fewer than: (i) the adjusted number of shares of Common Stock issuable pursuant to such Warrants (2010)  immediately prior to the Mandatory Exercise (2010); and (ii) the Original Warrant Shares (2010).  Consequently, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons reported in Item 5 of this Amendment No. 8 is also less than had previously been reported in the Schedule 13D.  Additional information with respect to the Mandatory Exercise (2010) is provided in Items 3 and 4 herein, which such information is incorporated by reference into this Item 5(c).

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described further under Item 4, which such information is incorporated by reference into this Item 6, in conjunction with the execution of the Merger Agreement, the Original Reporting Persons executed Voting Agreements, dated July 14, 2013, pursuant to which they have agreed to vote their shares in favor of the Merger Agreement.  Specifically, pursuant to the Voting Agreements, the Original Reporting Persons have agreed: (i) unless the Issuer’s board of directors ceases to maintain its recommendation to the Issuer’s stockholders that such stockholders vote in favor of approval or adoption of the Merger Agreement and/or the Merger, to be present (in person or by proxy) at all meetings of the Issuer’s stockholders called to vote for approval or adoption of the Merger Agreement and/or the Merger and any other actions in furtherance thereof so that all shares of Common Stock over which the Original Reporting Persons or a member of their respective immediate families (as described in the Voting Agreements) has, directly or indirectly, sole or shared voting power as of the voting record date(s) for such meetings will be counted for the purpose of determining the presence of a quorum at such meetings and to vote, or cause to be voted, all such shares in favor of approval or adoption of the Merger Agreement (including any amendments or modifications of the terms thereof approved by the Issuer’s board of directors) and/or the Merger and any other actions in furtherance thereof; and (ii) generally not to sell, transfer or otherwise dispose of shares of Common Stock representing more than 25% of the shares of Common Stock beneficially owned by the Original Reporting Persons as of the date of the Voting Agreement until after the approval or adoption of the Merger Agreement and/or the Merger by the Issuer’s stockholders.

Additionally, as described under Item 4, which such information is incorporated by reference into this Item 6, in conjunction with the execution of the Merger Agreement, the Issuer entered into the Letter Agreement with FIC, dated July 14, 2013, pursuant to which FIC: (i) acknowledged that the terms of the Merger Agreement require the Cancellation; and (ii) agreed to the terms of such Cancellation, despite the fact that the original terms of the FIC Warrant would otherwise require that MB Financial issue a replacement warrant for the FIC Warrant which would provide for the issuance of stock of MB Financial on approximately the same terms and conditions and with approximately the same value as the FIC Warrant.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: August 14, 2013

By:	/s/ Harrison I. Steans	By:	/s/ Jennifer W. Steans
Name:	Harrison I. Steans	Name:	Jennifer W. Steans

By:	/s/ Charles E. Brinley	By:	/s/ Margot M. Brinley
Name:	Charles E. Brinley	Name:	Margot M. Brinley

By:	/s/ Justin W. Daab	By:	/s/ Leonard A. Gail
Name:	Justin W. Daab	Name:	Leonard A. Gail

By:	/s/ Amy M. Heinrich	By:	/s/ Benjamin J. Hunter
Name:	Amy M. Heinrich	Name:	Benjamin J. Hunter

By:	/s/ Maxine M. Hunter	By:	/s/ Peter M. Hunter
Name:	Maxine M. Hunter	Name:	Peter M. Hunter

By:	/s/ Thomas B. Hunter III	By:	/s/ Thomas B. Hunter IV
Name:	Thomas B. Hunter III	Name:	Thomas B. Hunter IV

By:	/s/ Thomas R. Hunter	By:	/s/ Tscharner D. Hunter
Name:	Thomas R. Hunter	Name:	Tscharner D. Hunter

By:	/s/ Willard M. Hunter	By:	/s/ James P. Kastenholz
Name:	Willard M. Hunter	Name:	James P. Kastenholz

By:	/s/ Adeline S. Morrison	By:	/s/ Harold M. Morrison
Name:	Adeline S. Morrison	Name:	Harold M. Morrison

By:	/s/ /Helen H. Morrison	By:	/s/ Lois L. Morrison
Name:	Helen H. Morrison	Name:	Lois L. Morrison

By:	/s/ Leo A. Smith	By:	/s/ Heather A. Steans
Name:	Leo A. Smith	Name:	Heather A. Steans

By:	/s/ Robin M. Steans
Name:	Robin M. Steans

EXHIBIT INDEX

Number	Description

1.

Joint Filing Agreement dated as of April 6, 2011 (incorporated by reference to Exhibit 1 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 6, 2011).

2.	Form of Voting and Support Agreement, dated July 14, 2013, between MB Financial and each of the Original Reporting Persons.

3.	Letter Agreement, dated July 14, 2013, between the Issuer and FIC.

4.

Agreement and Plan of Merger, dated July 14, 2013, between MB Financial and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2013).